NEC Corporation 7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan Tel. +81-3-3454-1111

May 14, 2020

VIA EDGAR AND FEDEX

Re:	NEC Corporation

Registration Statement on Form 20-F

Filed May 14, 2020

CIK No. 0000072127

Michael C. Foland, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Foland:

NEC Corporation (“we”, “NEC” or the “Company”) hereby transmits via EDGAR for filing with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form 20-F (the “Revised Registration Statement”), relating to the registration of NEC’s common stock under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company previously filed a Registration Statement on Form 20-F (File No. 000-12713) (the “Initial Registration Statement”) on March 17, 2020 and subsequently filed a request for withdrawal of the Initial Registration Statement on May 12, 2020 to prevent the Initial Registration Statement from becoming effective prior to the completion of the review by the staff of the Division of Corporation Finance (the “Staff”). The Revised Registration Statement contains revisions in order to address comments regarding the Initial Registration Statement that were previously provided by the Staff. Marked redline copies, which show changes from the Initial Registration Statement, are being furnished supplementally via FedEx for the convenience of the Staff.

In addition, we are providing the following responses to your comment letter, dated April 9, 2020, regarding the Initial Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in bold, italicized text below.

Securities and Exchange Commission	2	May 14, 2020

Form 20-F filed March 17, 2020

Forward-Looking Statements, page 1

1.

Please note that the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is not available for statements contained in an initial Exchange Act registration statement. Please remove your reference to the safe harbor.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure in the Revised Registration Statement to remove the reference to the safe harbor. Please see “Forward-Looking Statements.”

Item 3. Key information

Selected Financial Data, page 4

2.

Please revise the weighted average number of common shares outstanding in fiscal 2016 to reflect the effects of the ten-for-one share consolidation on October 1, 2017. Refer to paragraphs 26—28 of IAS 33.

Response:

We respectfully acknowledge the Staff’s comment and have revised the weighted average number of common shares outstanding as of March 31, 2016 to reflect the effects of the ten-for-one share consolidation on October 1, 2017. Please see “Item 3.A. Key Information—Selected Financial Data.”

Securities and Exchange Commission	3	May 14, 2020

Item 3. Risk Factors

We conduct a substantial amount of business with a concentrated customer base, page 12

3.

Disclose the reasons why you temporarily became ineligible to participate in the bidding process for projects with a significant number of Japanese government agencies and local governments in 2016 and 2017.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure in the Revised Registration Statement to expand on the background for our becoming temporarily ineligible to participate in public bidding processes with certain government entities. Please see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business Operations—We conduct a substantial amount of business with a concentrated customer base, and our business could suffer if they encounter business problems or decide to reduce their business with us.”

Item 4. Information on the Company

Medium-Term Management Plan, page 28

4.

Please describe any reasonably known trends or uncertainties that you have experienced, or may experience, in implementing your Medium-Term Management Plan due to COVID-19, specifically any material resource constraints in implementing this plan.

Response:

Based on our current assessment of the actual and potential impact of COVID-19 on our business mostly based on information related to developments after the date of the filing of the Initial Registration Statement, we believe that the primary impact of the pandemic on our ability to implement our Medium-Term Management Plan is the potential decline in IT-related investments by our customers. Although we have not yet observed significant declines, the severity of impact of any such declines on our financial performance for the fiscal year ending March 31, 2021 and beyond would depend among other things on the length of time until the pandemic is eventually resolved and the severity of the impact of the pandemic on the Japanese and global economy. With respect to resource constraints, we have not yet experienced significant disruptions in our supply chain. However, we believe that the ongoing pandemic could result in facility closures, general business shutdowns and financial difficulties on the part of our suppliers, which may impact our ordinary course procurement processes. In line with the foregoing, we have revised the disclosure in the Revised Registration Statement to discuss COVID-19. Please see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Operating Environment—The recent outbreak of the novel coronavirus could have a significant negative impact on our business, results of operations and financial condition,” “Item 4.B. Information on the Company—Business Overview—Overview—Medium-Term Management Plan—Impact of the Coronavirus Pandemic” and “Item 5. Operating and Financial Review and Prospects—Introduction—Recent Developments—Coronavirus.”

Securities and Exchange Commission	4	May 14, 2020

Item 5. Operating and Financial Review and Prospects

Introduction, page 37

5.

We note that you revised your segment structure during fiscal 2019 and then again in fiscal 2020. Please include a comprehensive discussion of the reasons for each of these changes. In this regard, explain further the changes to your internal organization during fiscal 2019, why such changes were made and how they impacted the composition of your operating segments. In addition, clarify what lead to additional changes in your internal organization in fiscal 2020 and how those changes further impacted your operating segments.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure in the Revised Registration Statement to disclose the reasons and other background information regarding the segment reorganizations that took effect on April 1, 2018 (the “2018 Segment Reorganization”) and April 1, 2019 (the “2019 Segment Reorganization”).

The 2018 Segment Reorganization was implemented in order to consolidate our business divisions that are primarily tasked with expanding in global markets into a single business segment in order to enhance our ability to manage these businesses as a whole in line with our new key business initiative of expanding our overseas businesses. The businesses that were incorporated into our Global business segment included our global software and service business for service providers, our wireless solutions business and our submarine systems business from the Telecom Carrier business segment as well as our global unified communications business and display solutions business from our System Platform business segment. Accompanying these transfers, we renamed our former Telecom Carrier business segment as the Network Services business segment.

The 2019 Segment Reorganization was implemented in order to move certain businesses to other business segments where operations had become more related and mutually complementary over time due to the evolving nature of the technology industry. As part of the 2019 Segment Reorganization, (i) our enterprise network solutions business was moved from our System Platform business segment to our Network Services business segment, (ii) our global unified communications business was moved from our Global business segment to our System Platform business segment and (iii) our security business was moved from our System Platform business segment to our other business activities.

In addition to the 2018 Segment Reorganization and the 2019 Segment Reorganization, from the beginning of the fiscal year ended March 31, 2020, we have added a new segment profit (loss) line item in our segment information, which is measured by deducting amortization expenses on intangible assets recognized as a result of mergers and acquisitions as well as M&A-related expenses (financial advisory fees, etc.) from selling, general and administrative expenses and other operating expenses for the respective segment, as an indicator for measuring underlying profitability in order to clarify the contribution of acquired companies to our overall earnings.

We also note that, in lieu of quantifying the effects of these segment reorganizations, all of the segment information presented throughout the registration statement reflects these segment organizational changes as though the changes occurred prior to the beginning of the relevant period to make period-to-period comparisons easier for the reader. Please see “Item 5. Operating and Financial Review and Prospects—Introduction—Segment Reorganizations.”

Securities and Exchange Commission	5	May 14, 2020

Key Components of Results of Operations, page 39

6.

For each of the material business segments that you describe, please disclose that segment´s reliance on a single or few customers. In this regard, you state on page 12 that a substantial portion of your revenues are generated by government entities and NTT group. Additionally, to the extent that your business is substantially dependent on a contractual arrangement with a significant customer, please identify that customer and file the contract as an exhibit to your amended registration statement.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure to discuss customer concentration within our business segments. See “Item 5. Operating and Financial Review and Prospects—Introduction—Key Components of Results of Operations—Revenue.”

7.

Please describe how COVID-19 is reasonably expected to affect your financial condition, key performance metrics and results of operations. In this regard, while we note that during the nine months ended December 31, 2019, revenue increased 6.9%, if it is reasonably likely that your revenues will decline or otherwise be materially adversely affected by the COVID-19 pandemic for the year ended March 31, 2020, you must describe these material adverse effects. Please refer to CF Disclosure Guidance: Topic No. 9 (March 25, 2020) for additional guidance.

Response:

As mentioned in our response to Question 4 above, we have revised the disclosure to discuss the impact of COVID-19 on the Company based primarily on information related to developments after the date of the filing of the Initial Registration Statement. Please see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Operating Environment—The recent outbreak of the novel coronavirus could have a significant negative impact on our business, results of operations and financial condition,” “Item 4.B. Information on the Company—Business Overview—Overview—Medium-Term Management Plan—Impact of the Coronavirus Pandemic” and “Item 5. Operating and Financial Review and Prospects—Introduction—Recent Developments—Coronavirus.”

As for the effect of COVID-19 on our financial results for the fiscal year ended March 31, 2020, we believe that our revenue and operating income for the fourth quarter of such fiscal year will exceed the expectations that we had at the beginning of such fiscal year, as the adverse effects of COVID-19 on the Japanese economy and financial markets prior to such fiscal year end were still relatively benign.

Securities and Exchange Commission	6	May 14, 2020

Item 5. Operating and Financial Review and Prospects

Recent Developments, page 44

8.

Please describe if, and how, remote work arrangements have adversely affected your ability to maintain operations, including financial reporting systems, internal control over financial reporting and disclosure controls and procedures. In this regard we note your initiative to promote telework and staggered work hours (https://www.nippon.com/en/news/yjj2020021800235/nec-promoting-teleworking-to-avoid-virus-infections.html). Please describe any challenges you anticipate to maintain controls if these arrangements continue for an extended period of time.

Response:

Regarding our remote work arrangements, because we had previously introduced a policy of allowing employees to work from home in 2018, we have been able to take advantage of existing infrastructure in order to implement the pandemic-related transition. In order to further adapt to these remote working arrangements in response to COVID-19, we have converted to various electronic means of internal authorizations and execution of agreements and work orders. Although these remote work arrangements present new challenges for monitoring the operations of our businesses, we expect that our financial reporting systems, internal controls over financial reporting and disclosure controls and policies will continue to function effectively, even in the event that remote work arrangements continue for an extended period of time. We have revised the disclosure to reflect the above information. Please see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Operating Environment—The recent outbreak of the novel coronavirus could have a significant negative impact on our business, results of operations and financial condition” and “Item 5. Operating and Financial Review and Prospects—Introduction—Recent Developments—Coronavirus.”

Securities and Exchange Commission	7	May 14, 2020

Segment Analysis, page 51

9.

You state that while Public Infrastructure revenues benefited from higher sales from large-scale projects in the aerospace and defense sector, this was substantially offset by the decrease in sales of mobile and industrial equipment by JAE. As another example, you indicate that while Enterprise segment profit increased from the system implementation service business, such profit was negatively impacted by larger expenses for research and development and business structure improvement costs. Where two or more factors contribute to a material change in reported amounts, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Please revise your disclosures throughout your operating results discussion accordingly. Refer to Item 5.A.1 of Form 20-F and Section III.D of SEC Release No. 33-6835.

Response:

We respectfully acknowledge the Staff’s comment and have considered Item 5.A.1 of Form 20-F and the guidance within Section III.D of SEC Release No. 33-6835. We have made revisions throughout the operating results section in the Revised Registration Statement to disclose the contribution of each identified factor in quantified terms to the extent reasonably practicable. We respectfully note to the Staff that, while we have made revisions to enhance the quantification provided with respect to our results, such quantification at a more detailed level is not always reasonably practicable, particularly with regard to sub-businesses for which we do not present separate results. In such instances, we have endeavored to narratively describe the relative contribution of the applicable factors qualitatively.

Note 3. Significant Accounting Policies

Revenue, page F-20

10.

You state that you consider variable consideration in determining the transaction price for your arrangements. Please revise to clarify the variable consideration included in your contracts (e.g. rebates, volume discounts, returns, etc.) and disclose the methods, inputs, and assumptions used to estimate variable consideration for each revenue contract category. Also, clarify for us what is included in contract liabilities (e.g. deferred revenue, refund liabilities, etc.). Refer to paragraph 53 and 126 of IFRS 15.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure in the Revised Registration Statement in accordance with paragraphs 53-54 of IFRS 15 for sales incentives which comprise the vast majority of variable consideration included in our contracts with customers. Please see Note 3 to the consolidated financial statements included the Revised Registration Statement.

With regard to contract liabilities, certain of our contracts require a portion of the contract consideration to be received in advance upon commencement of the contract. Such advance consideration is initially recorded as a contract liability as described under the heading “Revenue: Contract Assets and Contract Liability” in Note 3 to the consolidated financial statements included the Revised Registration Statement. We respectfully advise the Staff that as of March 31, 2019, the majority of contract liabilities consisted of advances received, and there were no other material liabilities recorded as part of our contract liabilities.

Note 9. Intangible Assets Including Goodwill, page F-37

11.

You state that except for the CGUs for which an impairment loss was recognized during fiscal 2019, you believe it is less likely that a significant impairment will occur even if your assumptions change to a reasonable extent. For the CGU that was impaired during the year, please tell us the amount of remaining goodwill allocated to that CGU and to the extent material, please revise to disclose the amount by which the unit’s recoverable amount exceeds its carrying amount. Refer to paragraph 134(f) of IAS 36.

Response:

We respectfully advise the Staff that the Company recognized impairment losses of ¥2,941 million for the fiscal year ended March 31, 2019 due to lower profitability than initially expected at acquisition of a group of certain subsidiaries in Australia engaged in the IT services business, which comprise a single cash generating unit (“CGU”). Please see Note 9 to the consolidated financial statements included the Revised Registration Statement.

As required by IAS 36, a CGU to which goodwill has been allocated is tested for impairment annually and whenever there is an indication that the unit may be impaired. The Company considers, among other factors, the external and internal sources of information described in paragraph 12 of IAS 36 in assessing whether there is any indication that the goodwill may be impaired.

In performing its annual impairment testing on March 31, 2019, the recoverable amount of the CGU in Australia (including goodwill) was determined by the Company based on the value in use. As a result of the impairment testing, the carrying amount of such CGU (including goodwill) of ¥11,693 million exceeded the value in use of ¥8,752 million by ¥2,941 million, and therefore an impairment loss of ¥2,941 million was recorded. Following the recognition of this impairment loss, the remaining goodwill allocated to the CGU is ¥3,979 million. We believe the amount of remaining goodwill is insignificant to our financial position and results of operations. Therefore, we respectfully do not believe that paragraph 134(f) of IAS 36 requires the disclosure to be revised.

Securities and Exchange Commission	8	May 14, 2020

Note 23. Provisions, page F-59

12.

Please provide us with a comprehensive discussion of the matters included in your “other” class of provisions and revise your disclosures to include a description of individually significant matters and the expected timing of any resulting outflows of economic benefits. In this regard, we note your discussion of certain legal proceedings on page 80. Refer to paragraph 85(a) of IAS 37. Lastly, consider revising the description of this class to more clearly describe what it represents, such as litigation or legal proceedings.

Response:

We respectfully acknowledge the Staff’s comment and have revised Note 23 to the consolidated financial statements included in the Revised Registration Statement to disaggregate the “other” class of provisions into “provision for commercial disputes and litigation” and “other.” As of March 31, 2019, the balances of “provision for commercial disputes and litigation” and “other” were ¥23,454 million and ¥7,483 million, respectively.

We respectfully advise the Staff that the “provision for commercial disputes and litigation” mainly consists of the present obligations that relate to certain potential commercial claims and disputes as well as pending, threatened or possible legal proceedings and litigation. “Provision for commercial disputes and litigation” as of March 31, 2019 consists mainly of a provision relating to a contract disagreement with a private third party that we believe will be resolved through business negotiations and will not lead to litigation or other legal proceedings (the “Current Negotiation”). We have not added disclosure regarding the Current Negotiation in the Revised Registration Statement because the Company’s management has conducted an assessment of the probable outcome of the Current Negotiation and believes that, as described in paragraph 92 of IAS 37, if some or all of the information required by paragraphs 84-89 of IAS 37 were to be disclosed, such disclosure could be expected to seriously prejudice the position of the Company with regard to the contract negotiations with the third party. Instead, we have explained in Note 23 the reasoning for why this information has not been disclosed in accordance with paragraph 92 of IAS 37. Except for the Current Negotiation, none of the amounts for other matters that are included in “provision for commercial disputes and litigation” are material.

The Company also respectfully notes to the Staff that the new “other” class of provisions includes only those items that are individually insignificant, such as onerous leases and legal obligations concerning disposal of certain environmentally hazardous materials.

Securities and Exchange Commission	9	May 14, 2020

Note 29. Personnel Expenses, page F-63

13.

Please revise to include all material expense amounts by nature that are included in cost of sales and selling, general and administrative expenses. In your response, provide us with a breakdown of the expenses included in these line items by nature. Refer to IAS 1 paragraph 104.

Response:

We respectfully advise the Staff that the Company has revised the disclosure in the Revised Registration Statement in accordance with paragraph 104 of IAS 1 to include the material expense amounts by nature, which consist of “Material costs,” “Personnel expenses,” “Outsourcing and subcontracting fees” and “Depreciation and amortization.” Please see Note 29 to the consolidated financial statements included in the Revised Registration Statement.

Additionally, as requested by the Staff, please see below for a breakdown of the expenses included in “cost of sales” and “selling, general and administrative expenses” for the fiscal years ended March 31, 2017, 2018 and 2019:

	Fiscal year ended March 31,
	2017	2018	2019
	(millions of yen)
Material costs	¥864,735	¥964,425	¥995,947
Personnel expenses	856,008	901,611	890,715
Outsourcing and subcontracting fees	493,948	522,909	544,142
Depreciation and amortization	99,950	114,274	118,664
Packing, freight and logistics expenses	37,154	37,658	37,480
Operating leases expenses	34,301	35,109	36,933
Traveling and transportation expenses	30,502	31,804	32,248
Communication and information expenses	34,190	33,767	35,669
Sales promotion and advertising	24,126	24,856	23,753
Taxes and duties	17,644	17,137	18,316
Utilities	13,734	14,598	19,870
Software purchases	8,797	9,003	11,047
Others	92,738	69,557	61,754

Total	¥2,607,827	¥2,776,708	¥2,826,538

	Fiscal year ended March 31,
	2017	2018	2019
	(millions of yen)
Cost of sales	¥1,909,414	¥2,046,853	¥2,083,517
Selling, general and administrative expenses	698,413	729,855	743,021

Total	¥2,607,827	¥2,776,708	¥2,826,538

Securities and Exchange Commission	10	May 14, 2020

General

14.	Tell us the reasons why the company has chosen to voluntarily register its common stock under the Securities Exchange Act of 1934.

Response:

As publicly disclosed by the SEC, on June 17, 2008, the SEC settled proceedings against the Company pursuant to Section 12(j) and Section 21C of the Exchange Act. The resulting order revoked the U.S. registration of each class of the Company’s registered securities. Section 12(j) of the Exchange Act prohibits members of a national securities exchange, brokers or dealers from effecting any transactions in any security the registration of which has been revoked in the U.S.

In previous discussions with the SEC Staff, the Company was informed that re-registration with the SEC would result in the lifting of the restrictions under Section 12(j). The Company is registering its common stock through the Registration Statement on Form 20-F on a voluntary basis in order to lift such restrictions as per such discussions.

*                *                 *                *                *

Securities and Exchange Commission	11	May 14, 2020

Should the Staff have any questions or comments with respect to the foregoing, please contact our legal counsel, Takahiro Saito of Simpson Thacher & Bartlett LLP, at tsaito@stblaw.com.

Sincerely,

/s/ Tetsuo Mukunoki

Tetsuo Mukunoki
General Manager, Legal Division
NEC Corporation

cc:	Securities and Exchange Commission

Larry Spirgel, Associate Director

Frank Knapp, Staff Accountant

Kathleen Collins, Accounting Branch Chief

Simpson, Thacher & Bartlett LLP

Takahiro Saito, Partner